

February 19, 2009

Mr. David L. Miles
Chief Financial Officer
Esperanza Silver Corporation
570 Granville Street, Suite 300
Vancouver, British Columbia, Canada V6C 3P1

   Re: **Esperanza Silver Corporation**
       Form 20-F for the Year Ended December 31, 2007
       Filed June 30, 2008
       Response Letter Dated January 14, 2009
       File No. 000-50824

Dear Mr. Miles:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

          Sincerely,

          Brad Skinner
          Senior Assistant Chief
          Accountant